EXHIBIT 5.1

December 17, 2010

Bodisen Biotech, Inc.
Room 2001, FanMei Building
No. 1 Naguan Zhengjie
 Xi’an, Shaanxi, the People’s Republic of China 710068

Ladies and Gentlemen:

With reference to the Registration Statement on Form S-8 which Bodisen Biotech, Inc. proposes to file with the Securities and Exchange Commission registering 2,800,000 common shares which may be offered and sold by Bodisen Biotech, Inc. under the 2010 Incentive Stock Option Plan (the “Shares”), we are of the opinion that all proper corporate proceedings have been taken so that the Shares, upon sale and payment therefor in accordance with the Plan, will be legally issued, fully paid, and nonassessable.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission in connection with the Registration Statement referred to above.

Very truly yours,

/s/ Sichenzia Ross Friedman Ference LLP
Sichenzia Ross Friedman Ference LLP